EXHIBIT 99.11
Media release

Rio Tinto and bp sign one-year trial of marine biofuels

May 23, 2022

LONDON--(BUSINESS WIRE)--Rio Tinto and bp have agreed to work together on a one-year biofuel trial to help reduce carbon emissions from Rio Tinto’s marine fleet.

Under the trial, bp is supplying Rio Tinto with marine biofuel for approximately 12 months. The fuel will be trialled on Rio Tinto’s RTM Tasman vessel on a mix of Transatlantic and Atlantic-Pacific routes, in one of the longest-duration marine biofuel trials to date. The results of the trial will help Rio Tinto study ways to reduce its carbon emissions from its marine fleet and inform its future biofuel strategy.

Rio Tinto Head of Commercial Operations, Laure Baratgin said, “Sustainable biofuels have the potential to be an important transition fuel on the way to net-zero marine emissions and we are pleased to be working with bp to carry out this long-term trial.

“A longer-duration trial will provide important information on the potential role and wide scale use of biofuels, and aligns with our goals to reduce marine emissions across our value chain and support efforts to decarbonise the maritime industry.

“Our ambition is to reach net-zero emissions from shipping of our products to customers by 2050 and to introduce net-zero carbon vessels into our portfolio by 2030. We know that we won’t meet these ambitions alone and along the way will need to work with capable and experienced companies such as bp.”

Sven Boss-Walker, senior vice president refining & products trading, bp said, “Sustainable biofuels are important to help decarbonise the shipping industry in the near- and mid-term as we transition towards longer term net zero solutions. We’re proud to be working with Rio Tinto to support their work to decarbonise. These trials are part of our ongoing efforts to help accelerate the shipping industry’s energy transition.”

The extended trial agreement follows a successful journey on the RTM Tasman after it refuelled with biofuel in Rotterdam in March 2022 for the first time and then picked up its first load of the trial at the Iron Ore Company of Canada’s Sept-Îles port in Quebec in April. All biofuel refuelling during the trial will be at Rotterdam.

The trial is using a bp-manufactured B30 biofuel blend composed of 30% fatty acid methyl esters (FAME) blended with very low sulphur fuel oil (VLSFO). This B30 biofuel blend can reduce lifecycle carbon dioxide emissions by up to 26% compared to standard marine fuel oil.

FAME is a renewable alternative fuel (biodiesel) largely produced from recycled cooking oils and renewable oil sources. It has physical properties similar to conventional diesel, and is a ‘drop in fuel’, requiring no modifications to the engine or vessel. The origination and production of the feedstocks used to produce the FAME is certified for its sustainability to internationally recognized standards.

Working with bp and the ship managers Anglo Eastern, the trial will analyse a series of engine and fuel performance factors, including engine efficiency and fuel consumption, corrosion and degradation, microbial growth, temperature impact, fuel switching impacts and fuel stability.

Rio Tinto is also accelerating the delivery of its climate commitments on shipping. It has delivered a 30% intensity reduction on its owned and time-chartered fleet from a 2008 baseline,

and is on track to meet the International Maritime Organisation’s 2030 targets of a 40% reduction in emissions five years early, by 2025.

bp is working with companies in key industrial sectors such as shipping, that have significant carbon emissions to manage, supporting their work to decarbonize.

About bp

bp’s purpose is to reimagine energy for people and our planet. It has set out an ambition to be a net zero company by 2050, or sooner and help the world get to net zero, and a strategy for delivering on that ambition. For more information visit bp.com.

About Rio Tinto

Rio Tinto is a leading mining and metals company, operating in 35 countries and producing high-quality iron ore, copper, aluminium, and other materials essential for the low-carbon transition. We are also one of the world’s largest dry bulk shippers. We are committed to reaching net-zero by 2050 and are targeting a 15% reduction in scope 1&2 emissions by 2025 (from a 2018 baseline) and a 50% reduction by 2030. For more information visit riotinto.com.

Contacts

Rio Tinto Media Relations
media.enquiries@riotinto.com

United Kingdom
David Outhwaite
M +44 7787 597 493

Canada
Simon Letendre
M  +1 514 796 4973

Australia
Matt Chambers
M +61 433 525 739

bp press office
bppress@bp.com
M +44 7831 095541
M +44 7919 217511